June 7, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Constellation Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted April 27, 2018

CIK No. 0001434418

Ladies and Gentlemen:

On behalf of Constellation Pharmaceuticals, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in part to respond to comments contained in a letter, dated May 27, 2018 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Jigar Raythatha, the Company’s President and Chief Executive Officer, relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus summary

Our lead product candidates, page 2

1.	Please limit the summary discussion of your results to a description of the primary endpoints and, for completed trials, whether they were met. Please also disclose any serious adverse events that occurred for any of your trials.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 3 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2018

Risks associated with our business, page 5

2.	Please expand the penultimate bullet on page 6 to disclose that you do not own or in- license any patents or other intellectual property related to your epigenetics platform.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 1.

Implications of being an emerging growth company, page 6

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications, as defined in Rule 405 under the Securities Act of 1933, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933.

Use of Proceeds, page 62

4.	Please revise your disclosure to indicate how far the proceeds of the offering will allow you to proceed with the development of CPI-1205 and CPI-0610 for the treatment of the stated indications.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 63 of Amendment No. 1 and will further revise such disclosure once it has the estimated offering proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Determination of Fair Value of Common Stock, page 83

5.	On page 160 you indicate that your Series E-1 preferred stock was issued for $1.75 per share in September 2016 and July 2017 while on page 161 your Series F preferred stock was issued for $1.00 per share in March and April 2018. Please address the following:

•	Tell us why the share price for your Series F preferred stock dropped from that of your Series E-1 preferred stock.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2018

•	Tell us whether there are differing rights and preferences between both classes of securities.

•	Tell us how the issuance price for the Series F preferred stock was determined.

•	As it appears from your disclosure on page 161 that a substantial amount of the Series F preferred stock financing was raised from existing shareholders, tell us the role of the identified new investor (Cormorant Asset Management) and any other new investors in negotiating the Series F preferred stock issuance price.

Response: In September 2016, the Company authorized, issued and sold shares of Series E-1 preferred stock to investors at $1.75 per share pursuant to a Series E-1 preferred stock purchase agreement. The Series E-1 purchase agreement included an option that provided the investors with the ability to purchase additional shares of Series E-1 preferred stock at $1.75 per share upon the earlier of one year from the issuance date or the achievement of a strategic event. In July 2017, a strategic event was deemed to have occurred and the investors exercised their right to purchase additional shares of Series E-1 preferred stock at the agreed upon price of $1.75 per share.

The share price for the Series F preferred stock issued in March and April 2018 was lower than the share price of the Series E-1 preferred stock issued in September 2016 and July 2017, primarily due to a lower valuation ascribed to the Company by new investors at the time of the sale of the Series F preferred stock.

In the fourth quarter of 2017, the Company began discussions with existing investors regarding a potential Series F preferred stock financing. Following these discussions, in November 2017 the Company signed a term sheet with an existing investor to lead a new financing at a per share price of $1.75 (which was the Series E-1 preferred stock purchase price), with the expectation that other existing and new investors would also participate in the financing. The Company then had discussions with potential new investors about the financing, however was unable to secure the investment prior to the end of 2017, at which point the Company’s cash and cash equivalents were $16.4 million and were not sufficient to pursue its business plans. In early 2018, the Company continued discussions with potential new investors, including Cormorant Asset Management. While the Company received positive feedback regarding the Company and its business, new investors were only interested in investing at a lower valuation than the Series E-1 preferred stock financing. Based on these discussions and negotiations, in February 2018, the Company determined the highest valuation at which it believed it could consummate the financing

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2018

and revised the term sheet to reflect this lower valuation and the corresponding Series F preferred stock per share price of $1.00. Subsequently, in March 2018, the Company closed its Series F financing, selling shares of Series F preferred stock at $1.00 per share. While many of the Company’s existing investors participated in the financing, approximately 46% of the shares of Series F preferred stock were sold to new investors unaffiliated with the Company or its existing stockholders.

In connection with the closing of the Series F financing, the existing preferred stockholders agreed to change certain rights of the existing preferred stock (Series A through E-1), including removing cumulative preferred dividend rights. The holders of the Series F preferred stock have rights that are pari passu with and substantively the same as the holders of the as modified Series E-1 preferred stock.

6.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s request for an explanation of how the Company determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price, once available, and it will provide the requested information once it has an estimated offering price range.

Business

Our product candidates, page 93

7.	You state on pages 96 and 97 that you are exploring the use of co-medication in your ProSTAR and ORIOn-E trials. Please expand your disclosure to explain what this means and whether you are exploring the use of one or multiple types of co-medication.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 101 and 105 of Amendment No. 1.

8.	Please expand your disclosure of your Phase 1 trials to disclose the primary and secondary endpoints in terms of their objective data points and whether they were met.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 101-107 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2018

9.	Please expand your description of your ProSTAR trial on page 96 to describe in terms of objective data points the safety endpoint in the Phase 1b portion, and the objective response primary endpoint in the planned Phase 2 portion. Please also discuss the objective data points you are using to evaluate safety in the Phase 1b ORIOn-E trial and the CPI-0610 trial.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 101-102, 105-107 and 111-112 of Amendment No. 1.

10.	We note your statement that you observed that EZH2 inhibition is effective as a monotherapy at the bottom of page 98. As your product candidate has not received approval from the FDA, it is premature and inappropriate to state conclusions regarding its efficacy. Please revise your disclosure to remove this statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 108 of Amendment No. 1.

11.	Please expand your disclosure of your preclinical studies for CPI-1205 and tell us whether the results shown represent results that were achieved consistently in the preclinical studies, and also explain whether such studies were powered for statistical significance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 107 and 108 of Amendment No. 1.

Intellectual property, page 105

12.	Please expand this section to disclose the terms of the in-licenses you obtained from several academic organizations, for which you may be obligated to make milestone payments of up to $15.7 million, as mentioned on page F-33. Alternatively, provide us an analysis as to why such disclosure is not required.

Response: The Company respectfully informs the Staff that it believes that disclosure of the terms of the in-licenses that the Company obtained from several academic organization is not required because the Company is not relying on any of these licenses in connection with any of its current product candidates.

13.	Please revise your disclosure to clarify whether the foreign patents included in your intellectual property portfolios for CPI-1205 and CPI-0610 include the jurisdictions listed in the first full paragraph on page 106.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 118 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2018

License and collaboration agreements, page 108

14.	Please revise your disclosure to state the aggregate amount of milestones that may be payable to you under the Genentech collaboration agreement, and the royalty range within a 10% range. Please also disclose the term of the payment obligations for both the collaboration agreement and the LLS agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 120, 121 and 122 of Amendment No. 1.

Notes to financial statements

Note 3: Fair value measurements, page F-18

15.	Please tell us why your liability for the Series E-1 preferred stock tranche right obligation was marked to a fair value of zero with a $4.443 million credit to your statement of operations when you issued and sold 13.8 million shares under this right in July 2017. Explain to us either:

•	why the fair value was zero at issuance of the shares underlying the right and, if so, why the right holders acquired the 13.8 million shares under the tranche right if it had no value; or

•	why the fair value of the tranche right immediately before issuance of the 13.8 million shares was not included as part of the consideration for the share issuance.

Reference for us the authoritative literature you relied upon to support your accounting.

Response: In September 2016, the Company authorized, issued and sold shares of Series E-1 preferred stock to investors at $1.75 per share pursuant to a Series E-1 preferred stock purchase agreement. The Series E-1 purchase agreement included an option that provided the investors with the ability to purchase additional shares of Series E-1 preferred stock at $1.75 per share upon the earlier of one year from the issuance date or the achievement of a strategic event. The Company accounted for the Series E-1 investors’ right to purchase additional shares of Series E-1 at $1.75 per share within the specified time period as a liability in accordance with the provisions of ASC 480. In accordance with ASC 480-10-25 and -35, the Series E-1 tranche right was initially recorded at its fair value ($0.35 per share)

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2018

and subsequently remeasured at each reporting period and immediately prior to settlement, with changes in fair value recognized in the statement of operations. The remaining proceeds received at issuance of the Series E-1 preferred stock in September 2016 (approximately $1.40 per share) were attributed to preferred stock, consistent with the fair value of the Series E-1 preferred stock as derived from a concurrent valuation.

The fair value of the Series E-1 tranche right was calculated upon issuance, at each reporting date and prior to settlement using the Black-Scholes option pricing model. Inputs to the model consisted of the fair value of the Series E-1 preferred stock derived from the Company’s common stock valuation performed after the closing of the Series E-1 preferred stock financing, the purchase price of the Series E-1 preferred stock ($1.75 per share), the term of the right (initially one year) and the volatility and interest rate associated with the remaining term of the right. At each reporting period, these assumptions were updated.

The final valuation of the tranche right, calculated in July 2017 immediately prior to settlement of the tranche right, was based on the following inputs to the Black-Scholes option pricing model:

•	Fair value of Series E-1 preferred stock of $1.75 per share

•	Purchase price of Series E-1 preferred stock of $1.75 per share

•	Remaining contractual term for the tranche right = 0 months

The fair value of the tranche right calculated immediately prior to settlement was $0 based on the assumptions outlined above.

Upon the occurrence of the strategic event, the tranche right holders had 14 days to exercise their option. At that time, the Company concluded that the fair value of the underlying Series E-1 preferred stock was no greater than $1.75 per share at that date. In September 2016, the Company determined, based on a third-party valuation, that the fair value of the Series E-1 preferred stock was $1.40 per share. Between September 2016 and July 2017, the Company hired a new Chief Executive Officer and a new Chief Medical Officer, completed its analysis of the clinical programs and outlined plans for its re-focus on new clinical indications, suggesting an increase in the value of the Company. However, as of July 2017, the Company had not yet made significant progress in clinical trials and had determined that it would be required to perform an additional clinical trial, incurring significant incremental costs and extending the period of time until scientific results would be available, as a result of the new indications. Shortly after the closing of the Series E-1 preferred stock tranche, the Company obtained a third-party valuation that reflects a fair value of the Series E-1 preferred stock at $1.75 per share. Further, in November 2017, the Company signed a term sheet with an existing investor to lead a new financing at a per share price of $1.75, on terms that would be pari passu with

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2018

the existing Series E-1 preferred stock, with the expectation that other existing and new investors would also participate in the financing. Accordingly, the Company believes the fair value of the Series E-1 preferred stock as of July 2017 was not in excess of $1.75 per share. Further, while the Company cannot be certain of the investors’ rationale for exercising their right to acquire the additional Series E-1 shares, the Company believes, based on the considerations outlined above, the investors valued the Series E-1 preferred stock at approximately $1.75 per share at the time of exercise, and had no other means to purchase additional shares. In addition, the Company believes that the investors were aware of the need for the Company to raise additional capital to continue its operations, otherwise the investors risked a reduction in value of the Company and potential loss on prior investments.

General

16.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: Other than as included in Amendment No. 1, the Company does not currently intend to include any additional graphics, visuals or photographs. If the Company determines to include any additional graphics, visuals or photographs in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis for review prior to its inclusion in any preliminary prospectus distributed to prospective investors.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at lia.dermarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,
/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP

Jigar Raythatha, Constellation Pharmaceuticals, Inc.